ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 21, 2017	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Master Funds (the “Trust”) (Registration No. 811- 09599) Amendment Number 20 to the Trust’s Registration Statement on Form N-1A Filed on April 14, 2016 and Amendment Number 21 to the Trust’s Registration Statement on Form N-1A Filed on April 29, 2016

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendments to the Registration Statement of the Trust relating to the State Street International Developed Equity Index Portfolio (the “International Developed Equity Index Portfolio”), State Street Equity 500 Index Portfolio (the “Equity 500 Index Portfolio”), State Street Money Market Portfolio (the “Money Market Portfolio”), State Street U.S. Government Money Market Portfolio (the “Government Portfolio”), State Street Treasury Money Market Portfolio (the “Treasury Portfolio”) and State Street Treasury Plus Money Market Portfolio (the “Treasury Plus Portfolio”) (collectively, the “Portfolios”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on May 31, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

International Developed Equity Index Portfolio

Part A Comments

1.	It appears that the filing is for the master fund of a feeder fund and we issued comments to the registration statement of the feeder on April 14, 2016. To the extent appropriate, please confirm that you have considered those comments in drafting this registration statement and please confirm the disclosure is consistent in all material respects where applicable.

Response: Any comments that were provided with respect to a feeder fund were considered as the Registrant determined were appropriate in drafting the registration statement for the corresponding master fund and the intention is for each feeder fund’s investment objective and strategy disclosure to be consistent with that of its corresponding master fund’s in all material respects.

2.	On the explanatory note on the cover page, please revise the reference “Section 4(2)” to “Section 4(a)(2).”

Response: The requested change will be made in connection with the Portfolio’s annual update.

3.	We note that the Portfolio’s investment objective is to “provide investment results that, before fees and expenses, correspond generally to the total return performance of a broad-based developed market (ex-U.S. and Canada) large and mid capitalization equity index over the long term.” We also note that the Portfolio’s strategy states that,”[t]he Portfolio is an “index” fund that seeks to track, before fees and expenses, the total return of the MSCI EAFE (Europe, Australasia, Far East) Index (the “Index”) over the long term.” Since it is unclear whether a change in the Index would be considered a change in the investment objective, please explain why the Index is not referenced in the investment objective, the circumstances under which the Portfolio would change its index, and disclose that the Portfolio would provide notice to shareholders if the Index were to be changed.

Response: The Portfolio observes that there are many examples of index funds that, like the Portfolio, choose to describe the nature of the index, rather than include the name of the index, in the fund’s name or its investment objective. The Portfolio presently has no plan to change its investment objective or the index it seeks to track. The Portfolio believes that (1) there may be other indexes, currently existing or developed in the future, that it could track consistent with its current investment objective and (2) if its investment program is changed in the future it would seek to ensure that its investment objective and principal investment strategy would be consistent with each other. Any index fund, including the Portfolio, could determine to seek to track a different index for any number of reasons, for example an index could be discontinued or a licensing or other arrangement with an index sponsor may not be available on terms acceptable to the relevant parties. If the Portfolio changes the index it seeks to track the Portfolio intends to provide shareholders with notice, if any, required by applicable law or regulation at that time taking into account the facts and circumstances surrounding any such change.

4.	We note the Portfolio’s name includes the term “Index” and that the strategy indicates an intention to track the total return of the MSCI EAFE Index. The adopting release for Rule 35d-1 states that, “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Portfolio’s current 80% test is not tied to the Index and it is unclear how this fits into the Rule 35d-1 analysis. Please explain supplementally or revise the disclosure.

Response: The Portfolio intends to revise its principal investment strategy as follows in response to this comment and will disclose in its registration statement that it will provide at least sixty days’ notice prior to a change in its policy to invest at least 80% of its assets as described:

“Under normal circumstances, the Portfolio invests substantially all, but as a matter of policy no less than 80%, ~~most~~ of its net assets (plus borrowings, if any) in ~~the~~ securities, or ~~comprising the Index or in~~ American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”) based on securities, comprising the Index, or in other funds, including funds sponsored by the Adviser or its affiliates, or in other investments, that the Adviser expects to provide a return highly correlated to the Index or a portion of the Index.”

5.	The Principal Investment Strategies section states that “countries with ‘developed economies or securities markets’ refers to countries that are included in the Index, a global developed markets equity index, and countries with similar characteristics.” We note that the Index excludes the U.S. and Canada, while other global developed markets equity indexes do not. We also note whether the Portfolio intends to invest in the U.S. or Canada is likely to impact the Portfolio’s portfolio and its returns. Please clarify the disclosure and if necessary consider applicable SEC or Staff guidance with respect to the term “International” in the Portfolio’s name with respect to investing in the U.S.

Response: Under normal circumstances the Portfolio invests substantially all of its assets in securities comprising the Index or derivatives, ADRs or GDRs based on such securities. The Portfolio may hold investments that could be classified as U.S. or Canadian investments, for example as a result of a corporate action related to an international holding, in connection with its cash management activities, or investing in certain derivatives (e.g., U.S. listed futures on securities that correspond to the index). In light of the disclosure change made in response to comment 4, the Portfolio believes its revised disclosure is appropriate. The Portfolio believes that its strategy of seeking to track the Index, in light of its international composition, results in an investment strategy that is consistent with footnote 42 of the Adopting Release and the use of the term “international” in the Portfolio’s name. The relevant portion of footnote 42 provides that, “[t]he terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international” and “global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” As of February 28, 2017, 21 countries were represented in the MSCI EAFE Index.

6.	When discussing use of derivatives for satisfying the Portfolio’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test, and therefore should be based on marked to market value, not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Portfolio may account for a derivative position by reference to its market value or notional value. The Portfolio may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Portfolio’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

7.	We note that the “Risk of Investments in Other Pools” is disclosed on page 7. Given the Portfolio’s status as a master fund and/or an investment option for other funds managed by SSGA FM, please explain supplementally the Portfolio’s three tier status and how that is done consistent with Section 12 of the 1940 Act.

Response: The Portfolio intends to invest in other investment pools only to the extent permitted by applicable law, for example in relevance on Rule 12d1-1 or as otherwise permitted based on its investor base.

8.	Under “Temporary Defensive Positions” on page 10, the disclosure states that, “as an index fund, the Portfolio seeks to track the performance of its index regardless of market conditions and does not take defensive positions.” The same paragraph indicates that the Portfolio may choose to take defensive positions. Please explain supplementally or revise the disclosure.

Response: The Portfolio has deleted its temporary defensive positions disclosure.

Part B Comments

9.	On page 35 of the Part B, we typically expect to see a discussion of any indemnification provisions. Please explain supplementally why they are not discussed.

Response: The Portfolio intends to revise its disclosure under the heading “Investment Advisory and Other Services” to add the following:

The Advisory Agreement provides that, in the absence of (a) willful misfeasance, bad faith or gross negligence on the part of the Adviser in performance of its obligations and duties under the Advisory Agreement, (b) reckless disregard by the Adviser of its obligations and duties under the Advisory Agreement, or (c) a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case, any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act), the Adviser shall not be subject to any liability whatsoever to the Trust, or to any shareholder of the Trust, for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services under the Advisory Agreement including, without limitation, for any losses that may be sustained in connection with the purchase, holding, redemption or sale of any security on behalf of the Trust.

Equity 500 Index Portfolio, Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio

Part A Comments

10.	We note that the filing includes a variety of money market funds, including government money market funds and institutional prime money market funds and that the disclosure included in the filing appears to not fully reflect the 2014 money market fund reforms with respect to liquidity fees, gates, floating net asset value, etc. As you are aware, October 14, 2016 is the compliance date. Please explain supplementally the plan for bringing the Portfolios’ disclosure into compliance by the compliance date.

Response: The Registrant respectfully submits that it filed a new amendment to its Registration Statement on August 26, 2016 (“Amendment No. 22”) in order to implement the 2014 money market fund reforms.

11.	We note that that the State Street U.S. Government Money Market Portfolio and State Street Treasury Money Market Portfolio implicate Rule 35d-1 under the 1940 Act. As discussed in the SEC’s 2014 Money Market Fund Reform Frequently Asked Questions, these types of funds must comply with both Rule 35d-1 and Rule 2a-7’s definition of a government money market fund. Please explain supplementally or revise the disclosure.

Response: In Amendment No. 22, the first paragraph under “Principal Investment Strategies” for the Government Portfolio and the Treasury Portfolio was revised as follows:

Government Portfolio:

The U.S. Government Portfolio is a government money market fund and invests only in obligations issued or guaranteed as to principal and/or interest, as applicable, by the U.S. government or its agencies and instrumentalities, as well as repurchase agreements secured by such instruments. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Portfolio may hold a portion of its assets in cash pending investment, to satisfy redemption requests or to meet the Portfolio’s other cash management needs.

Treasury Portfolio:

The Treasury Portfolio is a government money market fund and attempts to meet its investment objective by investing only in U.S. Treasury bills, notes and bonds (which are direct obligations of the U.S. government). The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Portfolio may hold a portion of its assets in cash pending investment, to satisfy redemption requests or to meet the Portfolio’s other cash management needs.

12.

Please reconcile the disclosure on page 14 of the Part A that states, “[r]eimbursement payments by a Portfolio to the Adviser in connection with the Voluntary Reduction are considered ‘extraordinary expenses’ and are not subject to any contractual expense limitation agreement in effect for the Portfolio at the time of such payment. The Adviser may, in its sole discretion, irrevocably waive receipt of any or all reimbursement amounts due from a Portfolio” with the bullet on page 13 that states, “A Portfolio will not be obligated to reimburse the Adviser:…in respect of any fee waivers and/or expense reimbursements that are necessary to maintain a Portfolio’s contractual total expense limit which is effective at the time of such fee waivers and/or expense reimbursements.”

Response: While the Portfolios have agreed to reimburse the Adviser for the full dollar amount of any Voluntary Reduction, the Portfolios will not reimburse the Adviser with respect to any contractual expense limitation that may be in effect for the Portfolios. In addition, the Registrant notes that if the Portfolios have reimbursed the Adviser the amount of any Voluntary Reduction, such reimbursement will be excluded from any contractual expense limitation that may be in effect for the Portfolios.

13.	With respect to Item 11 on page 14, we note the statement that the “Portfolios reserve the right to accept orders to purchase or redeem shares, or to continue to accept such orders following the close of the NYSE...” We note that the NYSE closes at 4:30 and that the valuation time is 5:00 in most circumstances. Please confirm what time an order must be received by in order to receive that day’s NAV.

Response: The Registrant has revised its disclosure as follows: “Payment for Portfolio interests must be in Federal Funds (or converted to Federal Funds by the transfer agent) by ~~4 p.m. ET before a purchase order can be accepted~~ the close of the Federal Reserve.”

14.	On page 14, please confirm that the Portfolios’ use of amortized cost will be updated to reflect the new guidance in the adopting release for the 2014 money market fund reforms.

Response: The Registrant confirms that the Portfolios’ use of amortized cost has been updated to reflect the new guidance in the adopting release for the 2014 money market fund reforms.

Part B Comments

15.	On page 26 of the Part B, we note that the Portfolios disclose the advisory fees accrued for the last 3 years. Item 19(a)(3)(ii) of Form N-1A requires disclosure, if applicable, of any credits that reduced the advisory fee for any of the last 3 fiscal years. Please revise the disclosure as appropriate.

Response: The Portfolios intend to make the requested change.

*    *    *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann